SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                  21 April 2008


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:

1.  Transaction in Own Shares announcement made on 07 April 2008
2.  Transaction in Own Shares announcement made on 08 April 2008
3.  Transaction in Own Shares announcement made on 08 April 2008
4.  Transaction in Own Shares announcement made on 09 April 2008
5.  Transaction in Own Shares announcement made on 10 April 2008
6.  Transaction in Own Shares announcement made on 11 April 2008
7.  Transaction in Own Shares announcement made on 14 April 2008
8.  Transaction in Own Shares announcement made on 15 April 2008
9.  Transaction in Own Shares announcement made on 15 April 2008
10. Transaction in Own Shares announcement made on 16 April 2008
11. Transaction in Own Shares announcement made on 17 April 2008
12. Transaction in Own Shares announcement made on 18 April 2008

Enclosure No 1.


Monday 7 April 2008


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Citigroup Global Markets Limited 1,500,000 ordinary shares at a price of 229.60 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 612,892,568 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,788,334,461.


The above figure (7,788,334,461) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure No 2.

Tuesday 8 April 2008


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred in connection with its employee share plans 37,807 ordinary shares at a minimum price of 146 pence and a maximum price of 202 pence per share. The transferred shares were all formerly held as treasury shares.


BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 612,854,761 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,788,372,268.


The above figure (7,788,372,268) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure No 3.

Tuesday 8 April 2008


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Citigroup Global Markets Limited 1,000,000 ordinary shares at a price of 232.30 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 613,854,761 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,787,372,268.


The above figure (7,787,372,268) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure No 4.

Wednesday 9 April 2008


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Citigroup Global Markets Limited 1,000,000 ordinary shares at a price of 234.62 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 614,854,761 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,786,372,268.

The above figure (7,786,372,268) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure No 5.

Thursday 10 April 2008


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Citigroup Global Markets Limited 2,000,000 ordinary shares at a price of 226.42 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 616,854,761 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,784,372,268.


The above figure (7,784,372,268) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure No 6.

Friday 11 April 2008


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Citigroup Global Markets Limited 2,000,000 ordinary shares at a price of 225.61 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 618,854,761 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,782,372,268.


The above figure (7,782,372,268) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure No 7.

Monday 14 April 2008


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Citigroup Global Markets Limited 2,000,000 ordinary shares at a price of 221.26 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 620,854,761 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,780,372,268.


The above figure (7,780,372,268) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure No 8.


Tuesday 15 April 2008


                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred in connection with its employee share plans 52,637 ordinary shares at a minimum price of 146 pence and a maximum price of 202 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 620,802,124 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,780,424,905.

The above figure (7,780,424,905) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure No 9.

Tuesday 15 April 2008


                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Citigroup Global Markets Limited 3,000,000 ordinary shares at a price of 216.51 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 623,802,124 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,777,424,905.

The above figure (7,777,424,905) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure No 10.

Tuesday 16 April 2008




                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Citigroup Global Markets Limited 2,000,000 ordinary shares at a price of 218.25 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 625,802,124 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,775,424,905.


The above figure (7,775,424,905) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                    = ends =

Enclosure No 11.

Tuesday 17 April 2008


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Citigroup Global Markets Limited 3,000,000 ordinary shares at a price of 216.40 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 628,802,124 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,772,424,905.


The above figure (7,772,424,905) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                    = ends =

Enclosure No 12.

Friday 18 April 2008


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Citigroup Global Markets Limited 2,000,000 ordinary shares at a price of 219.90 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 630,802,124 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,770,424,905.


The above figure (7,770,424,905) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                    = ends =







Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 21 April 2008